SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 5 July 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

IVN AGM Voting Results Report

IVANHOE MINES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the Annual and Special Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) held June 28, 2012 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Fixing the Number of Directors — The number of directors to be elected at the Meeting was fixed at eleven. The ordinary resolution was passed by a majority of the votes cast on a show of hands vote on the resolution.

Details of the voting are as follows:

Total shares votes in favour:	249,221,805 (70.76%)
Total votes withheld:	102,996,205 (29.24%)

Election of Directors — The eleven nominees set forth in the Corporation’s Management Proxy Circular, dated May 25, 2012, were elected as directors to hold office for the ensuing year or until their successors are elected or appointed. The ordinary resolution was passed by a majority of the votes cast on a show of hands vote on the resolution.

The total number of votes cast in favour of, or withheld, for each nominee are as follows:

Jill Gardiner:	Votes for 230,954,304 (67.93%)
Votes withheld 109,021,103 (32.07%)

R. Peter Gillin:	Votes for 228,850,823 (67.31%)
Votes withheld 111,124,584 (32.69%)

Warren Goodman:	Votes for 227,586,171 (66.94%)
Votes withheld 112,389,236 (33.06%)

Andrew Harding:	Votes for 224,964,096 (66.17%)
Votes withheld 115,011,311 (33.83%)

Isabelle Hudon:	Votes for 229,197,390 (67.42%)
Votes withheld 110,778,017 (32.58%)

David Klingner:	Votes for 230,890,431(67.91%)
Votes withheld 109,084,976 (32.09%)

Daniel Larsen:	Votes for 227,624,241 (66.95%)
Votes withheld 112,351,166 (33.05%)

Livia Mahler:	Votes for 318,228,824 (93.60%)
Votes withheld 21,746,583 (6.40%)

Peter Meredith:	Votes for 328,705,463 (96.69%)
Votes withheld 11,269,944 (3.31%)

Kay Priestly:	Votes for 227,622,101 (66.95%)
Votes withheld 112,353,306 (33.05%)

Russel C. Robertson:	Votes for 231,115,242 (67.98%)
Votes withheld 108,860,165 (32.02%)

Shareholder Rights Plan — The Board of Directors were authorized to amend the terms of the Shareholder Rights Plan (the “Rights Plan”) dated April 21, 2010, in order to provide for the termination of the Rights Plan as of the date of the Meeting, as more particularly described in the Management Proxy Circular. The ordinary resolution was passed by a majority of the votes cast on a show of hands vote on the resolution.

Details of the voting are as follows:

Total shares voted in favour:	237,298,149 (69.80%)
Total votes against:	102,677,258 (30.20%)

Name Change — The Board of Directors were authorized to change the Corporation’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd., or such other name as may be approved by the Board of Directors, as more particularly described in the Management Proxy Circular. The special resolution was passed by a majority of the votes cast on a show of hands vote on the resolution.

Details of the voting are as follows:

Total shares voted in favour:	349,909,916 (99.26%)
Total votes against:	2,614,067 (0.74%)

Equity Incentive Plan — Following a vote by ballot on the ordinary resolution, the shareholder’s approved and reconfirmed the unallocated stock options, rights, and other entitlements pursuant to the Corporation’s Amended and Restated Employees’ and Directors’ Equity Incentive Plan (the “Plan”), adopted by the Corporation on May 7, 2010, and as more particularly described in the Information Circular.

Details of the voting are as follows:

Total shares voted in favour:	456,012,052 (66.36%)
Total votes withheld:	231,198,034 (33.64%)

Appointment of Auditors — PricewaterhouseCoopers LLP were appointed as auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders or until their successors are appointed. The ordinary resolution was passed by a majority of the votes cast on a show of hands vote on the resolution.

Details of the voting are as follows:

Total shares votes in favour:	349,971,228 (99.28%)
Total votes withheld:	2,552,756 (0.72%)

Dated at Vancouver, British Columbia this 2nd day of July, 2012.

Ivanhoe Mines Ltd.

By:	“Allison Snetsinger”
Allison Snetsinger
Assistant Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 05 July 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal &
Corporate Secretary